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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. __)

                    Under the Securities Exchange Act of 1934

                          PACKAGING PLUS SERVICES, INC.
                                (Name of Issuer)


                 Class A Common Stock, Par Value $.005 Per Share
                         (Title of Class of Securities)


                                   695161 307
                                 (CUSIP Number)


                            Herbert M. Friedman, Esq.
                        Zimet, Haines, Friedman & Kaplan
                                 460 Park Avenue
                            New York, New York 10022
                                 (212) 486-1700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  July 18, 1996
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                              /  /

Check the following box if a fee is being paid with this statement.

                                              / X /


                                                Page 1 of 28 Pages
                                              Exhibit Index on Page 9



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               CUSIP NO. 695161 307

        1.     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               LOUIS MARX, JR.

        2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                             (See Instructions)
                                                                   (a)  /   /

                                                                   (b)  /   /
        3.     SEC USE ONLY

        4.     SOURCE OF FUNDS (See Instructions)

                                                        PF

        5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        /   /

        6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States

         Number of Shares                    7.   SOLE VOTING POWER
         Beneficially Owned
         by Each Reporting                         -0-
         Person With
                                             8.    SHARED VOTING POWER

                                                   -0-

                                             9.    SOLE DISPOSITIVE POWER

                                                   -0-

                                            10.    SHARED DISPOSITIVE POWER

                                                   -0-

       11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                                            -0-

       12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (See Instructions)
                                                                        /   /

       13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            -0-

       14.     TYPE OF REPORTING PERSON

                                            IND


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                                  SCHEDULE 13D

Item 1 - Security and Issuer.
               This Schedule 13D relates to the Class A Common Stock, par value $.005 per share ("Class A Stock"), of Packaging Plus Services, Inc. (the "Company").

               The address of the Company's principal executive offices is 20 South Terminal Drive, Plainview, New York 11803.

Item 2 - Identity and Background.
               This statement is being filed on behalf of Louis Marx, Jr. ("Mr. Marx").

               The principal business address of Mr. Marx is 667 Madison Avenue, New York, New York, 10021. Mr. Marx is a private investor and a U.S. citizen.

               During the last five years, Mr. Marx has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               During the last five years, Mr. Marx was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future

                                       -3-


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violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                Item 3. Source and Amount of Funds or Other Consideration. Mr. Marx is currently the sole income beneficiary of the Trust FBO Louis Marx, Jr. U/A Dtd. 4/11/32 (the "Trust"). Mr. Marx purchased (i) 4,545,455 shares of Class A Stock (the "Shares") from the Trust on July 22, 1996 for an aggregate purchase price of $500,000 paid in cash and (ii) from a private investor on July 18, 1996 for an aggregate purchase price of $1,534,521 paid in cash, a Convertible Promissory Note in the principal amount of $1,500,000 issued by the Company to such investor, which note is convertible at the holder's option into shares of the Class A Stock at the rate of $0.40 per share (the "Note"), and a Warrant issued by the Company to such investor to purchase 500,000 Class A Shares at an exercise price of $0.60 per share (the "Warrant").

                On July 22, 1996, Mr. Marx sold the Shares, the Note and the Warrant to Richard A. Altomare, the Chairman, President and Chief Executive Officer of the Company ("Mr. Altomare"), in exchange for Mr. Altomare's promissory note in the principal amount of $2,034,521.


                                       -4-


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Item 4.  Purpose of Transaction.

                Mr. Marx acquired the Shares, the Note and the Warrant to assist the Trust in the liquidation of its investment in the Company.

                Mr. Marx has no plans or proposals which relate to or would result in any of the following:

                (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

               (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) Any material change in the present capitalization or dividend policy of the Company;

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               (f)  Any other material change in the Company's business
or corporate structure;

               (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

               (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

               (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                (a) (b) Mr. Marx is the beneficial owner of no shares of Class A Stock or any other securities of the Company. Mr. Marx does not have has the power to vote or direct the vote or to dispose or direct the disposition of any shares of Class A Stock or any other securities of the Company.


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               (c) Except for the transactions described in Item 3 above, no transactions in any securities of the Company, including the Class A Stock, were effected by Mr. Marx during the sixty days prior to the date of this Schedule 13D.

               (d)  Not Applicable.

               (e) Mr. Marx ceased to be the beneficial owner of any shares of Class A Stock on July 22, 1996.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.

                  Except for (i) the letter agreement dated July 22, 1996 between the Trust and Mr. Marx with respect to the purchase by Mr. Marx of the Shares, (ii) the letter agreement dated July 18, 1996 between Mr. Marx and Charles Elsener with respect to the purchase by Mr. Marx of the Note and the Warrant and (iii) the letter agreement dated July 22, 1996 between Mr. Marx and Mr. Altomare with respect to the purchase by Mr. Altomare of the Shares, the Note and the Warrant, a copy of each of which is attached hereto as an Exhibit and briefly described in response to Item 3 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 to this Schedule and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such

                                       -7-


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securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
                  1. Letter Agreement dated July 22, 1996 between the Trust and Mr. Marx.

                  2. Letter Agreement dated July 18, 1996 between Mr. Marx and Charles Elsener.

                  3. Letter Agreement dated July 22, 1996 between Mr. Marx and Mr. Altomare.

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 24, 1996




                                            /s/ Louis Marx, Jr.
                                           -----------------------
                                                Louis Marx, Jr.


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                                INDEX OF EXHIBITS



Exhibit                                                                 Page

A.  Letter Agreement dated July 22,                                      10
1996 between the Trust and Mr. Marx

B.  Letter Agreement dated July 18,                                      16
1996 between Mr. Marx and Charles
Elsener

C.  Letter Agreement dated July 22,                                      22
1996 between Mr. Marx and Mr. Altomare



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